UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 4, 2024, PropertyGuru Group Limited (NYSE: PGRU) (the “Company”) issued a press release titled “PropertyGuru Reports Second Quarter 2024 Results, Revenue of S$41 Million and Adjusted EBITDA of S$7 Million.”

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

A copy of the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended 30 June 2024 is furnished as Exhibit 99.2 to this report on Form 6-K.

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-265252) and registration statement on Form F-3 (Registration No. 333-264294).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company, dated September 4, 2024
99.2	Unaudited interim condensed consolidated financial statements for the three and six months ended 30 June 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: September 4, 2024	By:	/s/ Joe Dische
Name: Joe Dische
Title: Chief Financial Officer